June 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief
Office of Real Estate and Commodities

Re:	TPG RE Finance Trust, Inc.
Registration Statement on Form S-11
File No. 333-217446

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, TPG RE Finance Trust, Inc., a Maryland corporation (the “Company”), hereby submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.001 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Company’s Registration Statement on Form S-11, File No. 333-217446 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of June 30, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $20.00 to $21.00 per share of Common Stock, with a midpoint of $20.50 per share. In the Offering, the Company proposes to sell up to 11,000,000 shares of Common Stock. The Company has granted the underwriters a 30-day option to purchase up to an additional 1,650,000 shares of Common Stock. As discussed with members of the Staff, this range and the additional information

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission

June 30, 2017

included in the Submission are initially being provided for your consideration by correspondence due to the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein as well as other pages containing updates to the information in the Registration Statement. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed
David S. Freed

cc:	Greta Guggenheim
Robert Foley
Deborah Ginsberg, Esq.
E. Ramey Layne, Esq.
Edward F. Petrosky, Esq.
J. Gerard Cummins, Esq.